UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

The Neptune Society, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

640776 30 8
(CUSIP Number)

Morris Orens, Esq. Dechert LLP 30 Rockefeller Plaza New York, New York 10174 212-649-8727
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

N/A
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 640776 30 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

BG CAPITAL GROUP LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION BAHAMAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,360,589
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 5,360,589
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,360,589
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.96%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

The percent of class represented by the aggregate amount of shares beneficially owned by such Reporting Person was calculated based on the number of outstanding shares of Issuer Common Stock as of March 15, 2005 reported on Issuer's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission on March 31, 2005.

SCHEDULE 13D
CUSIP No. 640776 30 8
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

BROOKLYN HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEVIS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250,000
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 250,000
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.82%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

The percent of class represented by the aggregate amount of shares beneficially owned by such Reporting Person was calculated based on the number of outstanding shares of Issuer Common Stock as of March 15, 2005 reported on Issuer's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission on March 31, 2005.

SCHEDULE 13D
CUSIP No. 640776 30 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

ROBERT GENOVESE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,610,589
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 5,610,589
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,610,589
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.78%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	The percent of class represented by the aggregate amount of shares beneficially owned by such Reporting Person was calculated based on the number of outstanding shares of Issuer Common Stock as of March 15, 2005 reported on Issuer's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission on March 31, 2005.

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 3 to Statement on Schedule 13D (this "Amendment") amends and supplements the Statement of Schedule 13D filed with the Securities and Exchange Commission on May 19, 2004 (the "Original Statement"), Amendment No.1 thereto filed on October 12, 2004, and Amendment No. 2 thereto filed on February 17, 2005 (as so amended and, as amended by this Amendment, the "Statement"), on behalf of BG Capital Group Ltd., a Bahamas corporation ("BG Capital"), Brooklyn Holdings LLC, a Nevis limited liability company ("Brooklyn Holdings"), and Robert Genovese ("Genovese", and together with BG Capital and Brooklyn Holdings, the "Reporting Persons"), relates to the common stock, $.001 par value per share (the "Common Stock") of The Neptune Company, Inc., a Florida corporation (the "Issuer").

According to the Issuer's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission on March 31, 2005, the number of outstanding shares of Issuer Common Stock as of March 15, 2005 was 6,540,105 shares. The address of the principal executive offices of the Issuer is 4312 Woodman Avenue, Third Floor, Sherman Oaks, California 91423.

ITEM 2.	IDENTITY AND BACKGROUND.
No material changes to this Item 2.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No material changes to this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The following information supplements and amends the disclosure previously contained in Item 4 of the Schedule 13D previously filed by the Reporting Persons to include the following:

The Reporting Persons currently intend to effect a statutory short-form cash-out merger whereby the Reporting Persons would acquire all of the Common Stock of the Issuer, and each of Issuer's minority shareholders would receive cash in exchange for the shares of Issuer Common Stock held by each of them.  The terms of such proposal have not been determined and are dependent on various factors which have not yet been fully analyzed.

Reporting Persons have, over the past year, acquired shares of Common Stock of the Issuer from significant shareholders of the Issuer at prices per share ranging from $1.139375 per share to approximately $2.95 per share.  In connection with a statutory short-form cash-out merger,  Reporting Persons would expect to pay to Issuer's minority shareholders a price per share within that range for shares of Issuer Common Stock held by them.

Reporting Persons have retained an investment banking firm to provide a valuation of Issuer which valuation may be utilized to establish the purchase price of the shares of Common Stock of the Issuer in the proposed statutory short-form cash-out merger.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The following information supplements and amends the information contained in the Schedule 13D previously filed by Reporting Persons:

(a) and (b) Based on Issuer's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission on March 31, 2005, the number of outstanding shares of Issuer Common Stock as of March 15, 2005 was 6,540,105 shares. The Reporting Persons own an aggregate of 5,610,589 shares of Common Stock or approximately 85.78% of the outstanding shares of Common Stock.  Genovese, as the sole stockholder of BG Capital and the sole member of Brooklyn Holdings, has the sole power to vote or direct the disposition of such shares.

	(c)	No material changes to this Item 5.(c).
	(d)	Not applicable.
	(e)	Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No material changes to this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

No material changes to this Item 7.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2005	BG CAPITAL GROUP LTD.

By: /s/ Robert Genovese
Robert Genovese President

BROOKLYN HOLDINGS LLC

By: /s/ Robert Genovese Robert Genovese Sole Member

By: /s/ Robert Genovese Robert Genovese